UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06600, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT

THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA

ENERGY, S.A.B. DE C.V., HELD ON APRIL 9TH, 2025.

In Mexico City, United Mexican States, at 10:00 a.m. on April 9th, 2025, the shareholders of Vista Energy, S.A.B. de C.V. (the “Company”), gathered at the meeting room located at Torre Virreyes, Pedregal No. 24, Floor 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold the annual ordinary general shareholders’ meeting (the “Annual Ordinary General Meeting”), to which they were duly and previously called by means of the notice published through the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendees to evidence their legal capacity, certified that 56,919,605 shares of the 98,150,716 outstanding shares with voting rights (i.e., 57.99%) of the capital stock of the Company were represented in the Annual Ordinary General Meeting, a percentage sufficient to hold the Annual Ordinary General Meeting, in accordance with Article Twenty-Third of the Company’s bylaws in force. Therefore, the Annual Ordinary General Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Annual Ordinary General Meeting, below are the resolutions adopted in this respect by the shareholders represented at the Annual Ordinary General Meeting, as well as the vote tally of the shares represented at such Annual Ordinary General Meeting.

FIRST ITEM OF THE AGENDA

Ratification of the reduction of the variable part of the Company’s capital stock, as approved by the Board of Directors of the Company; associated.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the first item of the Agenda.

“It is hereby approved and ratified in all its terms, with effects as from December 5, 2024, to reduce the variable portion of the Company’s capital stock, as such reduction was approved by the Board of Directors of the Company on December 5, 2024, in the amount equivalent in Mexican pesos to US$19,965,000, through the absorption of losses suffered by the Company during the ten-month period ended October 31, 2024, as shown in the non-consolidated financial statements approved by the Board of Directors of the Company on December 5, 2024.

The Secretary of the Company is instructed to carry out the necessary annotations and registrations in the book of capital variations of the Company to reflect the capital reduction herein ratified and approved, in accordance with Article Eleventh of the Company’s bylaws, as well as to instruct the drafting, signing, filing and disclosure of all notices, publications, requests and/or writings that must be carried out in accordance with the applicable legal provisions, including without limitation before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the New York Stock Exchange, the Mexican Ministry of Economy and/or any other entity or authority, as well as to carry out any necessary or convenient actions related to the matters approved in accordance with this item of the agenda.”

With respect to the first item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 56,802,185 shares, (ii) dissenting vote of 15,382 shares, and (iii) abstention of 102,038 shares.

SECOND ITEM OF THE AGENDA

Presentation, discussion and, if appropriate, approval of the Company’s Chief Executive Officer report prepared in accordance with Article 172 of the LGSM and Articles 28, section IV and 44, section XI of the Securities Market Law (Ley del Mercado de Valores; “LMV”), same which includes the presentation of the individual and consolidated financial statements of the Company, together with the external auditor´s report, in connection with the results and operations of the Company for the corporate year ended on December 31, 2024, as well as the Board of Director’s opinion regarding the content of such report issued by the Chief Executive Officer of the Company.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the second item of the Agenda:

“For all legal purposes, the report issued by the Chief Executive Officer of the Company with respect to the results and operations of the Company for the period between January 1 to December 31, 2024, rendered in accordance with Article 172 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), Articles 28, section IV and 44, section XI of the Securities Market Law (Ley del Mercado de Valores), in order to comply with the provisions of Article 28, section IV, subsection b) of the aforementioned Securities Market Law (Ley del Mercado de Valores) and Article Forty Second of the Company’s By-Laws is hereby deemed as submitted and approved, in the terms in which such report was made available to the shareholders of the Company.

Likewise, for all legal purposes, the opinion rendered by the Board of Directors of the Company regarding the content of the report submitted by the Company’s Chief Executive Officer and approved by the shareholders of the Company, as provided above, in compliance with Article 28, section IV, subsection c) of the Securities Market Law (Ley del Mercado de Valores) is hereby deemed as submitted and approved, in the terms in which such opinion was made available to the shareholders of the Company.

Lastly, for all legal purposes, the report issued by Mancera, S.C., Member of Ernst Young Global Limited as external auditor of the Company with respect to the consolidated financial statements of the Company and subsidiaries which comprise the statement of financial consolidated position as of December 31, 2024, and the related income statement, and other consolidated comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the period ended on such date, as well as the explanatory notes to the financial statements, including a summary of the significant accounting policies, stating that the consolidated financial statements present fairly, in all material aspects, the consolidated financial position of the Company and subsidiaries as of December 31, 2024, as well as its financial performance and cash flows for the period ended as of such date, in accordance with the International Financial Reporting Standards, in each case, in the terms in which such report was made available to the shareholders of the Company.”

With respect to the second item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 46,523,636 shares, (ii) dissenting vote of 10,092 shares, and (iii) abstention of 10,385,877 shares.

THIRD ITEM OF THE AGENDA

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report pursuant to Article 172, section b) of the LGSM, on the main accounting and reporting policies and criteria used by the Company in the preparation of its financial information.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the third item of the Agenda:

“For all legal purposes, the report prepared by the Board of Directors of the Company pursuant to Article 172, section b), of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) regarding the main accounting and reporting policies and criteria followed by the Company in the preparation of the financial information, is hereby deemed as submitted and approved in the terms in which such report was made available to the shareholders of the Company”.

With respect to the third item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 46,544,888 shares, (ii) dissenting vote of 9,806 shares and (iii) abstention of 10,364,911 shares.

FOURTH ITEM OF THE AGENDA

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report on the operations and activities in which such Board of Directors intervened pursuant to Article 28, section IV, subsection e) of the LMV.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the fourth item of the Agenda:

“For all legal purposes, the report issued by the Board of Directors of the Company pursuant to Article 28, section IV, subsection e) of the Securities Market Law (Ley del Mercado de Valores) regarding to the operations and activities in which such Board of Directors intervened during the fiscal year ended on December 31, 2024, as provided in the Securities Market Law (Ley del Mercado de Valores), is hereby deemed as submitted and approved, and each and every one of the actions carried out by the Board of Directors of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company”.

With respect to the fourth item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 44,201,448 shares, (ii) dissenting vote of 2,345,016 shares, and (iii) abstention of 10,373,141 shares.

FIFTH ITEM OF THE AGENDA

Presentation, discussion, and, if appropriate, approval of the annual reports of the chairman of the Audit Committee and Corporate Practices Committee regarding the activities carried out by such committees pursuant to Article 43, subsections I and II of the LMV.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the fifth item of the Agenda:

“For all legal purposes, the report of the Audit Committee of the Company, rendered in terms of Article 43, subsections II of the Securities Market Law (Ley del Mercado de Valores) and Article Thirty Eighth of the Company’s By-Laws, with respect to the activities carried out by such Audit Committee during the period between January 1 to December 31, 2024, is hereby deemed as submitted and approved, and each and every action carried out by the Audit Committee of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company.

Likewise, for all legal purposes, the report of the Corporate Practices Committee of the Company, rendered in terms of Article 43, subsection I of the Securities Market Law (Ley del Mercado de Valores) and Article Thirty Eighth of the Company’s By-Laws, with respect to the activities carried out by such Corporate Practices Committee during the period between January 1 to December 31, 2024, is hereby deemed as submitted and approved, and each and every action carried out by the Corporate Practices Committee of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company”.

With respect to the fifth item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 56,730,627 shares, (ii) dissenting vote of 9,230 shares, and (iii) abstention of 179,748 shares.

SIXTH ITEM OF THE AGENDA

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report referred to in the policies for the acquisition and disposition of shares representative of the capital stock of the Company.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the sixth item of the Agenda:

“For all legal purposes, the report of the Company´s Board of Directors referred to in section IV, number 3 of the policies for the acquisition and disposition of shares representative of the capital stock of the Company is hereby approved.”

With respect to the sixth item of the Agenda, the shareholders’ representative announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 46,525,253 shares, (ii) dissenting vote of 14,706 shares, and (iii) abstention of 10,379,646 shares.

SEVENTH ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval of the compensation plan for the members of the Board of Directors.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the seventh item of the Agenda:

“It is hereby approved, for all legal purposes, the emoluments corresponding to all the members of the Board of Directors of the Company -excluding the Chairman and Chief Executive Officer of the Company- for the corporate year 2025, consisting of: (i) a fee payment in the amount of US$80,000, payable in four quarterly installments, (ii) the right to receive 6,000 Series “A” shares, representing the variable portion of the Company’s capital stock or American Depositary Shares (“ADS”) representing such number of shares, within the framework of the Company’s Long-Term Incentive Plan, and (iii) an additional payment of US$30,000, payable exclusively to the persons who act as chairmen of the Audit Committee, the Corporate Practices Committee and the Compensation Committee of the Company.

The foregoing provided that (y) the right of the members of the Board of Directors to receive the emoluments described in items (i) and (ii) above shall be subject to their attendance to at least four meetings of the Board of Directors of the Company during the 2025 corporate year, and (z) the right to the additional payment described in item (iii) above shall be subject to the attendance of such persons to at least four meetings of the committees they are responsible for chairing during the 2025 corporate year.”

With respect to the seventh item of the Agenda, the shareholders’ representative announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 48,701,762 shares, (ii) dissenting vote of 8,022,843 shares, and (iii) abstention of 195,000 shares.

EIGHTH ITEM OF THE AGENDA

Proposal, discussion and, if applicable, approval of the maximum amount of funds that may be used to purchase the Company´s own shares (or securities representing such shares) for an amount of up to US$50,000,000.00, for the 2025 fiscal year, and to use the remainder if any, for the same purposes in the 2026 fiscal year, in terms of the provisions of Article 56 section IV of the Securities Market Law (Ley del Mercado de Valores).

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the eighth item of the Agenda:

“To take note of the Chairman’s report to the Meeting regarding the existence of accumulated profit sufficient to create the share repurchase fund for the 2025 fiscal year.

Whereas the Company’s accumulated profit as of December 31, 2024 and for the 12 months ended on such ended on such date, an amount to US$63,898,000.00, it is hereby approved to allocate the amount of US$50,000,000.00 as the maximum amount of funds that can be used for the purchase of the Company’s own shares (or securities representing such shares) for the 2025 fiscal year, in terms of the provisions of Article 56 Section IV of the Securities Market Law ( Ley del Mercado de Valores), (the “Maximum Repurchase Amount

2025”), as the same may be increased or modified by any subsequent shareholders’ meeting, provided that any portion of the Maximum Repurchase Amount 2025 that is not used within the 2025 fiscal year may be used to purchase the Company’s own shares (or securities representing such shares) during the 2026 fiscal year, and provided, further, that the maximum amount that may be used for to the repurchase fund during the 2026 fiscal year may be increased or modified by any subsequent shareholders’ meeting.”

With respect to the eighth item of the Agenda, the shareholders’ representative announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 56,812,165 shares, (ii) dissenting vote of 13,585 shares, and (iii) abstention of 93,855 shares.

NINTH ITEM OF THE AGENDA

Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Annual Ordinary General Shareholders’ Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Annual Ordinary General Meeting in connection with the ninth item of the Agenda:

“It is hereby designated that Elizabeth Gómez Saldaña, Javier Sebastián Rodríguez Galli, Carlos Zamarrón Ontiveros, Crisanto Jesús Sánchez Carrillo, Alejandro González Cruz, Luis Ernesto Garrido Solís, José Fernando del Toro Ocampo y Daniel Alberto Cevallos Heredia jointly or separately, by themselves or through the person they designate, if necessary, may appear before the notary public of their choice to request and grant the total or partial notarization of the present deed, as well as to issue the simple or certified copies, either in its entirety or in the pertinent part, of these minutes that may be requested of them, draft and sign the notices, publications, requests and writings that must be given in accordance with the applicable legal provisions and carry out the necessary formalities related to the matters approved at this Annual Ordinary General Meeting.”

With respect to the ninth item of the Agenda, the shareholders’ representative announced the proxy vote with respect to the 56,919,605 shares present and represented at the Annual Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 56,805,029 shares, (ii) dissenting vote of 9,589 shares, and (iii) abstention of 104,987 shares.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer